Steven F. Carman 4801 Main Street, Suite 1000 Kansas City, MO 64112 Direct: 816.983.8153 Fax: 816.983.8080 steve.carman@huschblackwell.com

May 30, 2013

Mr. John Ganley
Division of Investment Management
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:           MacKenzie Realty Capital, Inc. (the “Fund”)
Your File Nos. 814-00961 and 333-181853

Dear Mr. Ganley:

On June 1, 2012, the Fund filed with the Securities and Exchange Commission (the “Commission”) a registration statement on Form N-2 (the “Registration Statement”) under the Securities Act of 1933 (the “1933 Act”).  The Fund received comments on the Registration Statement from Mr. Bo Howell of the Staff by letter dated July 3, 2012 (the “Letter”), later received oral comments from Brion Thompson, and subsequently received further oral comments from you.  The Fund has filed today Amendment No. 1 to the Registration Statement (the “Amendment”), reflecting responses to the comments in the Letter and the oral comments received, and updating certain information relating to the Fund.  The Amendment also contains various disclosure updates imposed by certain states with whom the Fund is also registering its offering.

We note that the Amendment contains extensive disclosures regarding the Fund’s determination to effect the “Legacy Portfolio Acquisition” on February 28, 2013, the date of the Fund’s most recent financial statements.  We believe that effecting that transaction at that time provides more certainty.

Each comment from the Letter, in addition to the oral comments, has been included below for your reference, and the Fund’s response is presented below each comment.

The Fund seeks to begin its marketing and complete its Blue Sky approvals as soon as possible.  Accordingly, we respectfully request that any remaining comments on the Amendment be provided expeditiously.

Cover Page
Comment 1:	Please provide the disclosure required by Instruction 5 to Item l.l.g. of Form N-2
Fund Response:	The requested disclosure has been included on the cover page of the Amendment.
Comment 2:
The third paragraph states, “we may supplement this prospectus and sell our shares at a higher price to limit the circumstances under which shares are sold at a price which, after deduction of selling commissions and dealer manager fees, is below our net asset value per share.”  Selling shares below net asset value (“NAV”) may only be done after complying with Section 23(b) of the Investment Company Act of 1940 (the “Company Act”).  Until the Fund complies with Section 23(b), please revise the third

John Ganley
May 30, 2013

paragraph to clarify that shares will not be sold below NAV.
Fund Response:
We have revised the paragraph to state that “we may supplement this prospectus and sell our shares at a higher price in order to avoid selling our shares at a price which, after deduction of selling commissions and dealer manager fees, is below our net asset value per share.”  We understand the restrictions of the Company Act under Section 23(b) and will comply with those restrictions.

Comment 3:
Disclosure on this page says “[t]his is our initial public offering and our shares have no history of public trading.  We do not intend to list our common stock on any established exchange prior to 8 years from completion of this public offering.”  Given that this Fund is issuing public, non-traded common stock, please revise this paragraph to clearly disclose, in plain English, the unique risks associated with this offering.  For example, the Fund should disclose that it does not expect a secondary market in the shares to develop and that investors may not be able to sell their shares regardless of performance.  The Fund should disclose that even if investors are able to sell shares, it may be at a steep discount.  Finally, the Fund should disclose the risks associated with the illiquid nature of the common stock.  Including that this investment may not be suitable for investors who need access to the money invested because the shares are not traded on an exchange and there may be no secondary market.  All of this disclosure should be prominent on the cover page.
Oral Comment: Consider, in lieu of the foregoing, updating the cover page with disclosure similar to that included in recently-approved N-2s.

Fund Response:	The requested disclosure has been included on the cover page of the Amendment.
Comment 4:
The first paragraph states that the Fund’s “investment objective is to generate both current income and capital appreciation through real estate-related investments.”  But later disclosure in the Investment Strategy section says the Fund’s “investment objective is to generate both current income and capital appreciation through debt and equity investments that provide superior risk-adjusted returns.”  (Emphasis added.)  Please consistently state the Fund’s investment objective.

Fund Response:	The Registration Statement has been revised to consistently state the Fund’s investment objective.
Comment 5:
According to the registration fee calculation table, the Fund is proposing to register $5,000,000 of common stock.  But the first page of the prospectus says the Fund is “offering on a continuous basis up to 5,000,000 shares of our common stock at an initial offering price of $10 per share.”  This offering size would total $50,000,000.  Please revise the registration statement to consistently present the amount of shares and the dollar value of this offering.

Fund Response:	The Fund has revised the fee calculation table to increase to $50 million the shares registered so that the table and the remainder of the Registration Statement are consistent.
Comment 6:
Both the offering table on the cover page and the fee table on page 10 of the prospectus include a footnote (2) that refers to a Dealer Manager fee payable to ARI Financial Services and a Portfolio Structuring fee payable to the investment adviser, MCM

John Ganley
May 30, 2013

Advisers, LP.  Please explain to us the purpose of the Dealer Manager fee and the services ARI Financial provides in return for this fee.  Also, explain to us why ARI Financial is referred to as a “dealer manager” rather than as a principal underwriter or an underwriter.  Similarly, please explain to us why MCM Advisers is receiving a Portfolio Structuring fee in addition to its base management fee.  Finally, please explain to us why the Board of Directors considers this fee structure appropriate.

Fund Response:
The purpose of the Dealer Manager Fee is to compensate ARI Financial Services, Inc. for the wholesaling services it will provide.  Those services will include the efforts undertaken by its registered representatives to: (i) secure selling agreements with FINRA registered broker-dealers who may be interested in selling shares of the Fund, (ii) educate those broker-dealers and their registered representatives about this unique offering, and (iii) meet with registered representatives of such broker-dealers to assist in the process of selling shares to the clients of those registered representatives.  There will be no firm commitment underwriting involved in the planned sale of shares.  However, ARI Financial Services will manage the selling group of broker-dealers.
ARI Financial Services is referred to as a dealer manager because it will not sell shares directly to its clients and it will not be purchasing shares from the Fund for resale.  ARI Financial Services will in some cases sell shares directly, but only to clients of investment advisers.  In those cases, ARI Financial Services, Inc. will receive a 2% administrative fee in lieu of a commission.
MCM Advisers is to receive a Portfolio Structuring Fee in exchange for the research services to be provided to the Fund, including the structuring of the Fund’s initial portfolio, as shares are sold in the offering.  Unlike many funds, the process of identifying, researching, and purchasing assets for the Fund will not be as simple as executing an order on a stock exchange.  The process is labor-intensive and time-consuming.  The Board of Directors believes that in order to properly execute this function, an investment adviser needs to be compensated for performance of this function in addition to the future monitoring and repositioning of the portfolio.  The Board believes that the compensation which is proposed is fair and within or below industry standards (in fact, the fee is substantially lower than what MCM Advisers has historically earned for these services from its exempt investment company clients).
Additionally, the Fund will be both a REIT and a business development company (“BDC”) under the Company Act.  Most REIT managers, in addition to ongoing asset management fees, receive an up-front property acquisition fee for sourcing and structuring REIT investments.  The Portfolio Structuring Fee is intended to replicate the economics of most REIT vehicles in this manner.

Oral Comment:	Won’t the Legacy Funds already be paying the investment adviser for its management of their portfolio, and thus won’t the adviser be paid twice on the Legacy Portfolio assets?
Fund Response:
The Legacy Funds have paid their adviser compensation for managing their respective portfolios over the years, but such portfolios have always been changing.  After the Legacy Funds contributed their assets to the Fund, they were no longer paying an advisory fee.  The Fund is getting a new and separate benefit from the contribution to the Fund and the advisory services being provided prior to the Legacy Fund

John Ganley
May 30, 2013

Acquisition—identifying assets then held by the Legacy Funds that fit within the Fund’s proposed investment objectives, assessing their appropriateness for the Fund’s shareholders, and properly analyzing diversification of Fund assets.  That process took a great deal of effort by MCM Advisers for the Fund’s benefit, and the Fund’s Board of Directors has determined that as part of MCM Advisers’ overall compensation, it is fair and reasonable for the Fund to compensate MCM Advisers in this manner.

Comment 7:
Immediately after the pricing table, please include a statement providing an example of how much of an investor’s money will actually be used for investment purposes after the deduction of the front-end sales load and other fees and expenses.

Fund Response:	The requested disclosure has been included on the cover page of the Amendment.
Prospectus MacKenzie Realty (Page 1)
Comment 8:
Disclosure in this section says, “we currently expect to elect to be taxed as a real estate investment trust, or REIT, when we become eligible to make that election.”  It is our understanding that a REIT cannot have more than 25 percent of its assets in securities (other than U.S. Government securities).  See Section 856 of the Internal Revenue Code (defining a Real Estate Investment Trust).  Given that the Fund must have at least 80 percent of its assets invested in securities under Section 55(a) of the Company, please explain to us how the Fund will meet this required investment policy while qualifying as a REIT under the Internal Revenue Code.

Fund Response:
Section 856(B)(i) of the Internal Revenue Code (“Code”) provides that a REIT must ensure that not more than 25% of the value of its total assets is represented by securities (other than those includible under subparagraph (A))” (emphasis added).  The parenthetical at the end of the preceding clause is important, because subparagraph (A) states that the REIT must ensure that “at least 75 percent of the value of its total assets is represented by real estate assets, cash and cash items (including receivables), and Government securities…” (emphasis added).  The securities the Fund will be purchasing will almost always meet the definition of “real estate assets” contained in Section 856(a) of the Code, assets, even though such assets will be securities.  Our tax counsel would be willing to visit with you about this issue in greater detail should you prefer.

Comment 9:
The final sentence of the third paragraph says “[a]lthough we will generally invest in equity securities, we may also purchase debt instruments.”  Later in the Market Opportunity section, disclosure says the Fund will invest “primarily in illiquid or non- traded debt and equity securities issued by U.S. companies generally owning commercial real estate.”  Please revise the disclosure in this section so it is consistent with the later disclosure.

Fund Response:	The requested disclosure has been revised to consistently state the Fund’s investments.
Comment 10:
The Legacy Portfolio Acquisition section says MacKenzie Realty Operating Partnership (the “subsidiary”) will acquire the Legacy Portfolio assets.  Please provide the following information regarding the subsidiary.  We may have additional

John Ganley
May 30, 2013

comments after reviewing your responses.
a.           Please disclose whether the subsidiary will be regulated as a registered investment company or business development company.  Also, please explain the purpose of using a subsidiary to acquire the Legacy Portfolio.
b.           Please explain to us the proposed transaction in more detail, including whether the subsidiary will hold all of the Fund’s assets or just the Legacy Portfolio assets.  See Item 8.6 of Form N-2.  If the subsidiary will hold only the Legacy Portfolio assets, please explain to us whether the subsidiary is a permissible asset under Section 55(a) of the Company Act.

Fund Response:
After subsequent discussions with the staff, the Fund will not initially use the operating subsidiary as initially contemplated, though it may do so later if the Fund receives any required relief from the staff.

c. Please inform us whether the Fund will file its Form N-54A, notice of election to be subject to Sections 55-65 of the Investment Company Act, before completing the Legacy Portfolio transaction.
Fund Response:	The Form N-54A is expected to be filed immediately prior to the Registration Statement being declared effective.
d. Finally, inform us if the value of the assets in the Legacy Funds have been audited recently and, if so, the date of the audit.
Fund Response:	The value of the assets in the Legacy Funds was audited as of February 28, 2013, and the Legacy Funds’ financials have been filed as an exhibit to the Registration Statement at the Staff’s direction.
Oral Comment:
In the last paragraph under “Legacy Portfolio Acquisition,” the disclosure regarding the weighted average yield of the Fund’s debt securities gives the impression that a significant portion of the Fund’s portfolio will consist of debt securities—is that the case?

Fund Response:	Since the Fund does not believe debt securities will comprise a significant portion of its portfolio, it has struck that disclosure.
Comment 11:
Confirm that the Fund will update the financial statements included in the registration statement with the Legacy Portfolio assets immediately upon acquisition of those assets.  Also, include a list in the registration statement of the securities contained in the Legacy Portfolio.  Please provide this information in the Legacy Portfolio Acquisition section on page 33 of the prospectus.  We may have additional comments after reviewing the portfolio.

Fund Response:	The value of the assets in the Legacy Funds was audited as of February 28, 2013, and the Legacy Funds’ financials have been filed as an exhibit to the Registration Statement at the Staff’s direction.
Comment 12:
It appears that as of the initial date of the offering, the Legacy Funds will own all of the Fund’s outstanding shares and may continue to own a substantial amount of the Fund’s shares for an indefinite period.  It also appears that the Legacy Funds, although private funds, may be subject to Section 12(d)(1)(A) of the Company Act, in which case the

John Ganley
May 30, 2013

Legacy Funds could be in violation of the ownership limitations of that section.  See Sections 3(c)(1) and 3(c)(7)(D) of the Company Act (stating respectively that private funds excepted from the definition of an investment company under Section 3(c)(1) and 3(c)(7)(A) are still deemed investment companies for purposes of the limitations of Section 12(d)(1)).  Please explain to us why the Legacy Funds will not be in violation of Section 12(d)(l)(A) as of the initial date of this offering.

Fund Response:
Section 12(d)(1)(D) of the Company Act provides that “The provisions of this paragraph [(d)(1)] shall not apply to a security received … as a result of … a plan of reorganization of any company.”  The Legacy Portfolio Acquisition is a plan of reorganization for each of the Legacy Funds, as the term reorganization is defined in the Company Act.  Alternatively, Section 12(d)(1)(E) provides an exemption from the application of Section 12(d)(1), and the Legacy Funds could comply with that exemption.

Comment 13:
With respect to the shares issued to the Legacy Funds, please provide more details on this offering.  Include whether the Fund will register these shares at a later date and whether the Legacy Funds’ shares will include the right to require the Fund to register those shares.

Fund Response:
The shares were issued to the legacy Funds in reliance on the exemption from registration set forth in Section 4(a)(2) of the Securities Act of 1933 (the “Securities Act”).  The Legacy Funds are all institutional investors for which MCM Advisers serves as the investment adviser.  The Fund has not committed to register these shares under the Securities Act for resale at a later date, and the Fund has no present intention to do so.  The Legacy Funds also do not have the right to require the Fund to purchase or redeem the shares.

Oral Comment:	Will the Legacy Funds distribute out the Fund shares to their respective investors? Will any of such parties have any registration rights?
Fund Response:	There are no plans for any Legacy Fund to distribute out Fund shares to any investor at this point, and not Legacy Fund will have any registration rights.
Market Opportunity (Page 2)
Oral Comment:	Are TICs securities?
Fund Response:	Yes, we believe they generally are securities within the meaning of the Company Act, and most of them were marketed and sold through FINRA as securities.
Comment 14:
This section says the Fund’s investments are likely to be non-traded Real Estate Investment Trusts (“NTRs”), small-capitalization publicly traded Real Estate Investment Trusts (“REITs”), public and private limited partnerships, limited liability companies, and tenancies-in-common.  Please explain to us how each of these types of entities is a permissible asset under Section 55(a) of the Company Act.  Specifically, please explain to us whether the NTRs and REITs would be excepted from the definition of an investment company under Section 3(c)(5)(C) of the Company Act.  Please provide the same analysis for the assets comprising the Legacy Portfolio.

Fund Response:	The Fund does not expect that any of the entities in which it invests would meet the definition of an investment company set forth in the Company Act. The Fund does not

John Ganley
May 30, 2013

intend to purchase securities issued by mortgage REITs, but rather securities issued by REITs and NTRs that directly own real estate, and therefore would not be considered investment companies because they do not generally purchase or own securities at all. To the extent that any NTRs or REITs purchased by the Fund do for some reason meet the definition of an investment company, then such issuers might well meet the requirements for exemption set forth in the Company Act under Section 3(c)(5)(C).

Each of the portfolio securities acquired in the Legacy Portfolio Acquisition, and the vast majority of the other identified prospective Fund investments are “securities” issued by “eligible portfolio companies” “transactions not involving any public offering” and otherwise meeting the criteria set forth in Section 55(a)(1) of the Company Act.

Investment Strategy (Page 3)

Comment 15:
Disclosure in this section says that tender offers to shareholders of NTRs are the Fund’s preferred acquisition method.  If the tender offers to NTR shareholders will not acquire permissible assets, please confirm that the assets purchased by this method and all other assets that are not permissible under Section 55(a) will represent less than 30 percent of the value of the Fund’s total assets.  We may have additional comments after reviewing your responses.

Fund Response:
As stated above, NTR securities purchased through tender offers are securities acquired from individuals “not involving a public offering” and are expected to be permissible assets.  All assets of the Fund that are not permissible assets will represent less than 30 percent of the value of the Fund’s total assets.

Comment 16:	Disclose the Fund’s maturity and credit quality policies, including the specific types of debt that the Fund may invest.
Fund Response:
The Fund does not anticipate significant purchases of debt.  To the extent the Fund does purchase debt, it will not have any specific maturity or credit quality policies, but rather the Adviser will analyze each debt instrument to see if it meets the investment objectives of the Fund.

Comment 17:
According to the subsequent Risk Factors section, the Fund many concentrate in geographical areas.  Provide disclosure in this section that clearly describes any geographical areas in which the Fund will concentrate (e.g., Nevada real estate related investments).

Fund Response:	The Registration Statement has been revised to clarify that the Fund does not intend to concentrate on any specific geographical areas.
Comment 18:
Risk disclosure on page 17 says the Board of Directors may change the Fund’s “investment objective, operating policies, and strategies without prior notice or stockholder approval ....”  Please disclose in this section that the Fund’s investment objective is not fundamental and may be changed without shareholder approval.  Also disclose how much notice shareholders will receive if the Board of Directors decides to change the investment objective.  Finally, state that the principal investment strategies are not fundamental and may be changed without prior notice.

Fund Response:	The requested disclosure has been included on pages 17-18 of the Amendment.

John Ganley
May 30, 2013

Share Repurchase Program (Page 5)
Comment 19:
Disclosure in this section says the Fund anticipates that the repurchase price will be a price equal to 90 percent of the current offering price.  Generally, a fund’s repurchase price is expressed in terms of a fund’s NAV and a fund is expected to disclose how shareholders may readily ascertain the NAV per share during the repurchase period.  See Guide 2 to Form N-2.  Please explain to us why the Fund expresses its anticipated repurchase price in terms of the current offering price.  We may have additional comments after reviewing your response.

Fund Response:
During the offering, the Fund anticipates regular month-end closings after the initial closing.  The process followed for each closing will include calculating NAV so as to ensure compliance with Section 23 of the Company Act.  Any repurchases during the offering period will coincide with a month-end closing.  As a result, the “current offering price” will be known and communicated on a monthly basis for the benefit of any repurchase participant.  The related disclosure has been revised to make this clear and to make clear that: (i) when the offering is complete the Fund will continue to calculate and post its NAV at each month end, and (ii) any post offering repurchases will be at a price equal to 90% of NAV.

Comment 20:
Please revise the disclosure in this section in accordance with guidance on issuer repurchases set forth in Guide 2 to Form N-2.  Particularly, please disclose the factors that the Board of Directors will consider in determining whether to repurchase shares.  Also, disclosure in this section states the Fund may use cash available from borrowings for repurchases.  Please disclose the maximum amount of debt that may be incurred for this purpose, the leverage restrictions imposed by the Company Act, and the related risks of leveraging.  See Section 18 of the Company Act and Guide 6 to Form N-2.  Finally, discuss the effect of share repurchases on the Fund's expense ratio, portfolio turnover, tax status, and investment objective and strategies and the investor's potential tax consequences.

Fund Response:
The disclosure has been revised on pages 83-84 of the Amendment as requested.  The Fund does not expect to borrow money to fund repurchases.  The Fund may have borrowings outstanding when it repurchases its securities, but no borrowing will be undertaken for the purpose of, or to accommodate, any repurchases.

Oral Comment:	The disclosure regarding the limit of shares repurchased in reference to the Fund’s dividend reinvestment plan (“DRIP”) is unclear.
Fund Response:	The disclosure on pages 5, 83 and 84 of the Amendment has been clarified.
How to Subscribe (Page 6)
Comment 21:	Disclose whether proceeds from the subscription will be placed in escrow until they are invested in accordance with the Fund’s investment strategies.
Fund Response:	There is no escrow account in this offering.

John Ganley
May 30, 2013

Distributions (Page 7)
Oral Comment:	Will the Fund return capital to make distributions?
Fund Response:	The Fund does not intend to return capital for distributions, and the disclosure has been so modified to make that clear.
Investment Advisory Fees (Page 8)
Comment 22:
The advisory agreement says the base management fee is based on “managed funds” and defines that term as “invested funds (shares issued multiplied by the price at which such shares are issued and including any borrowings), less assets held as cash or in cash equivalents.”  As currently written, the Fund's base management fee could allow the Fund to collect a fee based on amounts higher than the actual value of the Fund.  Section 205(b)(1) of the Investment Advisers Act of 1940 (the “Advisers Act”) allows management fees “based upon the total value of a fund averaged over a definite period, or as of definite dates, or taken as of a definite date.”  (Emphasis added.)  Please revise the Fund’s definition of “managed funds” to be consistent with Section 205 and apply the revised definition to the disclosure in this section and the Investment Advisory Agreement section on page 54 of the prospectus.  Also, please apply the revision to the advisory agreement entered into by the Fund with MCM Advisers.

Fund Response:
We do not interpret Advisers Act §205(b)(1) to allow or disallow any specific management fee.  Instead, it states that §205(a)(1) shall not be construed to prohibit a particular type of compensation, and the compensation generally prohibited by §205(a)(1) is that based on capital gains or capital appreciation.  The proposed base management fee is not based on capital gains or appreciation.
The Fund’s advisory agreement was not intended to pay the adviser a fee that is calculated on an amount that is greater than the Fund’s actual value.  Rather, the intent of calculating the management fee on the Fund’s share sale price was primarily to allay the conflict of the adviser or board valuing the Fund’s assets on which the management fee is calculated.  We believe that basing the management fee on the actual assets the Fund takes in from its share offering comports with Advisers Act §205(b)(1), because such amount is the Fund’s total value as of a definite date—the date on which the Fund’s shares are sold.
The staff is correct to point out that if “invested funds” is: (i) greater than net asset value, then the proposed management fee payable to the adviser would be lower than if the fee were calculated using the traditional fee formulation, and (ii) less than net asset value, then the proposed management fee payable to the adviser would be greater than if the fee were calculated using the traditional fee formulation.  However, the base management fee proposed by the Fund is specifically designed to be unrelated to any capital appreciation and to avoid the conflict that results from tying the management fee to the net asset value determined by the adviser.

Comment 23:
Disclosure in this section also says the incentive fee is based on “20% of our: (i) preliminary net investment income for any calendar quarter; and (ii) realized capital gains generated by our investments, if any, computed net of all realized losses and unrealized capital depreciation ....”  Section 205(b)(3)(A) allows for an incentive fee from a BDC adviser that “does not exceed 20 per centum of the realized capital gains

John Ganley
May 30, 2013

upon the funds of the business development company over a specified period or as of definite dates, computed net of all realized capital losses and unrealized  capital depreciation....”  Please revise the basis for the Fund’s incentive fee by removing the portion of the current incentive fee relating to preliminary net investment income for any calendar quarter. Please make this revision to both the prospectus and the advisory agreement with MCM Advisors.

Fund Response:
The Board of Directors of the Fund has authorized significant revisions to the incentive fee structure—including adding hurdles to the incentive compensation, which has been split into income, capital gains and liquidation components, and the disclosure in the Registration Statement has been revised to reflect that new structure.
We would agree that Advisers Act §205(b)(3)(A) does permit incentive fees if the fee does not exceed 20% of realized capital gains (subject to that provision’s limits).  However, we would point out that §205(b)(3)(A) does not state that the adviser earning such an incentive fee cannot earn any other fee.  Indeed, advisers to most business development companies (“BDCs”), in addition to earning a management fee calculated on the BDC’s assets and fees on capital gains, also are paid incentive fees based on the BDC’s income.  Similarly, we do not view §205(b)(3)(A)’s restrictions on how an incentive fee is calculated to apply to other types of fees—whether management fees or any other fees.
Further, we read the Securities and Exchange Commission (“SEC”) staff response to the no-action request by United Methodist Foundation of the Baltimore Annual Conference, Inc. (November 29, 1988) to mean that the staff does not think Advisers Act §205(a) restricts an adviser from earning a fee on “…income, including dividends and interest, other than dividends paid out of capital or profits from the sale or appreciation of the securities of a client….”
Thus, we would respectfully assert that all components of the advisory fee—the asset-based management fee, the incentive fee based on income and the incentive fee based on capital gains—are consistent with the Advisers Act.

Oral Comment:	With regard to the proposed incentive fee upon Fund liquidation, please explain why that fee formulation would be appropriate.
Fund Response:
The liquidation incentive fee is intended to be calculated differently if the Fund liquidates its assets, via merger or otherwise.  If the Fund realizes proceeds from the liquidation of its portfolio, the adviser will earn a fee of 20% of such net proceeds, subject to the overall limit under Section 205 of the Advisers Act, but only after the shareholders have received all of their investment in the Fund back.  This return of investment hurdle is different than the percentage hurdles used to calculate ongoing incentive fees, and we believe more simple and fair to the shareholders.

Leverage (Page 8)
Comment 24:
The prospectus discusses the Fund's ability to borrow funds for investment purposes.  For example, the Risks Factors section lists borrowings as a principal risk to the Fund and the Offering table says the Fund may use leverage for investment purposes up to the maximum amount permitted by the Company Act.  But footnote (8) to the Fees and Expenses table says the Fund does “not expect to borrow significant additional funds

John Ganley
May 30, 2013

to make investments.”  If the Fund intends to use borrowings for investment purposes, please make this clear and consistent throughout the prospectus.  If not, clearly disclose the Fund has no current intention to borrow for investment purposes.  Additionally, if the Fund intends to use borrowing for investment purposes, please revise the fee table and footnote (8) to the table to reflect these expenses.  Also, revise the fee table to include a base management fee based on leveraged assets.

Fund Response:
The Fund does not currently plan to have borrowings, and we have reflected that throughout the Amendment.  To the extent the Fund does have borrowings, the amounts will be modest.  Because the Fund does not currently anticipate leverage, we have not provided modified that part of the fee table.

Trading (Page 8)
Comment 25:
Please revise the title and disclosure to this section to reflect that the shares will not trade for at least eight years.  See, e.g., Cover page (stating “[w]e do not intend to list our common stock on any established exchange prior to 8 years from completion  of this public offering.”).  Also, disclosure in this section says "[w]e have obtained stockholder approval to sell shares in this offering at a price, after deduction  of selling commissions and dealer manager fees, that is below net asset value."  Please revise this sentence because the Fund currently has no stockholders and, therefore, has not received any shareholder approval for this offering.

Fund Response:
The title and the disclosure of this section have been revised (now on page 9 of the Amendment).  The disclosure regarding stockholder approval is accurate.  The Fund does have stockholders currently (each of the Legacy Funds owns 4,000 shares), and they have approved what the disclosure says they have approved.

Fees and Expenses (Page 10)
Comment 26:	Please confirm to us that the FINRA has approved the Fund’s proposed fee structure.
Fund Response:	The Registration Statement has been submitted to FINRA, and when FINRA has approved the fee structure we will notify the Staff.
Our Board of Directors will be authorized to reclassify any unissued shares of common stock into one or more classes of preferred stock . . . . (Page 17)
Comment 27:	Please explain to us how the Fund will reclassify common stock into preferred stock under the relevant section of Maryland General Corporation Law and the Fund’s charter.
Fund Response:
Maryland law permits a board of directors to classify or reclassify any unissued stock by setting or changing the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications, or terms or conditions or redemption, if allowed to do so under the corporation’s charter.  MD. Corporations and Associations Code Ann. § 2-208.

There is a risk that our stockholders may not receive distributions . . . . (Page 18)
Comment 28:
Disclosure in this section and the Distribution section on page 30 of the prospectus says any distributions to stock holders will be declared “out of assets legally available for distribution.”  Please define what assets are considered “legally available.”  For

John Ganley
May 30, 2013

example, do legally available assets include borrowings, cash reserves, sales of new shares, return of capital, etc. Provide this definition in both this section and the Distributions section.
Fund Response:	The requested disclosure has been included on page 18 of the Amendment.
The hotel and lodging industry has unique risks. (Page 22)
Comment 29:
Confirm to us that the hotel and lodging industry risk is a principal risk.  If so, then discuss the Fund’s principal strategy to concentrate in this specific industry in the Investment Strategies section.

Fund Response:	The hotel and lodging industry risk is not a principal risk, as the Fund will not concentrate its investments in this specific industry. The Registration Statement has been revised to make this clear.
We may expose ourselves to risks if we engage in hedging transactions. (Page 26)
Comment 30:	Confirm to us that hedging risk is a principal risk. If so, then discuss this strategy in the Investment Strategies section.
Fund Response:	The hedging risk is not a principal risk, as the Fund does not currently expect to engage in hedging transactions. The Registration Statement has been revised to make this clear.
Provisions of the Maryland General Corporation Law ... could deter takeover attempts. (Page 27)
Comment 31:
The first paragraph of this section says, “[o]ur bylaws exempt from the Maryland Control Share Acquisition Act acquisitions of our stock by any person.  If we amend our bylaws to repeal the exemption from the Control Share Acquisition Act, the Control Share Acquisition Act also may make it more difficult for a third party to obtain control of us and increase the difficulty of consummating such a transaction.”  Please provide an affirmative statement that the Fund has opted-out of the Maryland Control Share Acquisition Act.  Additionally, please clarify the disclosure in this section by stating that it is the view of the Commission staff that amending the Fund's bylaws to subject it to the Maryland Control Share Act is inconsistent with Section 18(i) of the Company Act.  See Boulder Total Return Fund, Inc., SEC No-Action Letter (Nov. 15, 2010) available at http://www.sec.govIdivisions/investment/noaction/2010/bouldertotalreturn111510.htm.

Fund Response:	The requested disclosure has been included on page 27 of the Amendment.
Forward-Looking Statements and Projections (page 28)
Oral Comment:	Please clarify that BDCs may not utilize the safe harbor protection afforded by the 1933 Act.
Fund Response:	We have added that clarification in the Amendment.
Use of Proceeds (Page 29)

John Ganley
May 30, 2013

Comment 32:
Please explain to us why the Board of Directors believes it is appropriate to pay the management fee on assets held in “U.S. government securities and other high-quality investments”,  while the Fund is waiting to invest its net proceeds.

Fund Response:
The Board of Directors understands that the Adviser will be expending time and various resources to manage the Fund’s assets when those assets are temporarily held in short-term instruments by sourcing and performing diligence on potential portfolio company investments.  Further, once the Fund has the proceeds from a closing of the offering, the Board recognizes that the Adviser is charged with managing the assets, even if the Adviser believes that the prudent place to hold such assets is in government securities or other high-quality investments while waiting to invest the proceeds in target investments.  The Board does not want the Adviser to be incentivized to invest the assets more quickly in order to earn a base management fee and believes that the Adviser’s incentive to earn capital gains and income fees are the appropriate incentive to encourage expeditious investment.

Dilution (Page 31)
Comment 33:
As currently written this section is confusing because disclosure in this section suggests that investors in this initial offering will suffer dilution along with “existing stockholders.”  Because investors in this initial offering are not “existing stockholders”, please revise this section in plain English to clearly describe only the dilution suffered by existing stockholders and clearly identify those stockholders.

Fund Response:	The disclosure on page 31 of the Amendment has been revised as requested.
Ongoing Relationships with Portfolio Companies - Managerial Assistance (Page 41)
Comment 34:
Disclosure in this section says, “[a]s a business development company, we will offer, and must provide upon request, managerial assistance to our portfolio companies.”  Please revise this disclosure to say that the Fund must provide upon request significant managerial assistance to its portfolio companies.  See Section 2(a)(48) of the Company Act (defining a business development company).

Fund Response:	The disclosure on page 41 of the Amendment has been revised as requested.
Agree Realty Corporation (Page 47)
Comment 35:
The second line in this section refers to Agree Realty's holdings as of September 30, 2012.  Since this date has not yet occurred, please revise the disclosure to correctly identify the reference date for Agree Realty’s holdings.

Fund Response:	The disclosure for this portfolio company was removed, as it no longer is in the top ten of the Fund’s holdings.
Board Leadership Structure (Page 48)
Comment 36:
Please provide the information required in Items 18.1 (other directorships), 18.7 (ownership in the fund), and 18.4 (compensation) of Form N-2.  Also, please indicate why the Fund has determined that its leadership structure is appropriate given the

John Ganley
May 30, 2013

specific characteristics of the Fund. See Item 18.5 of Form N-2.
Fund Response:	The requested disclosure has been provided on pages 48-51 of the Amendment.
Portfolio Management (Page 53)
Comment 37:	Please provide the information required in Items 21.1.b (other accounts) and 21.3 (security ownership) of Form N-2.
Fund Response:
As explained under “Portfolio Management,” no Portfolio Manager is primarily responsible for managing any other account or fund, nor do any of them hold any of the Fund’s stock.  Therefore, we do not believe any disclosure from those items needs to be added to the Registration Statement.

Comment 38:	Regarding the portfolio managers’ compensation, please identify any benchmark used to measure performance and state the period over which performance is measured. See Item 21.2 of Form N-2.
Fund Response:	No benchmark measure has been used to measure performance by the adviser to the Fund.
Subscription Agreements (Page 59)
Comment 39:
Confirm that the Fund will include disclosure similar to the prominent disclosure on the cover page immediately above or nearby the signature line on the subscription agreement. This disclosure should highlight the lack of liquidity associated with the investment.

Fund Response:	The requested disclosure has been included on the subscription agreement.
Certain Relationships and Transactions—1940 Act Limitations (page 57)
Oral Comment:	Please clarify that the Fund may not purchase property or securities from affiliates.
Fund Response:	The requested clarification has been made on page 57 of the Amendment.
Legal Matters (Page 87)
Comment 40:
This section states that the legality of securities offered will be passed upon by Husch Blackwell LLP, Kansas City, Missouri.  Please include in Part C of the registration statement an undertaking that the Fund will file, at the time of each offering of securities, appropriate legality opinions by post-effective amendment to the registration statement. See Legality and Tax Opinions in Registered Offerings, Staff Legal Bulleting No. 19 (Oct. 14, 2011), http://sec.gov/interps/legal/cfslb19.htm.

Fund Response:	The requested undertaking has been included in the Registration Statement.

John Ganley
May 30, 2013

Part C Exhibits
Oral Comment:	Will the Fund file an opinion of tax counsel as an exhibit to the Registration Statement?
Fund Response:	Yes.
Signatures (Page C-5)
Comment 40:	Please ensure that all directors will sign the Fund’s registration statement prior to filing. Mr. Tom Frame’s signature is missing from this page.
Fund Response:	All directors have signed the Registration Statement for this filing, and a power of attorney has been obtained for any future filings.

We acknowledge each of the General Comments and the resulting obligation of the Fund.  Please feel free to contact me at (816) 983-8153 if you have any questions on any topic covered above.

Very Truly Yours,
/s/ Steven F. Carman
Steven F. Carman
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